UNITED STATES
SECURITIES and EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

                          (Mark One)

/x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ---------------- to -----------------

Commission File Number: 000-24272

A.   Full title of the plan and address of the plan, if different from that of the issuer named below:

  FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN IN RSI RETIREMENT TRUST

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLUSHING FINANCIAL CORPORATION
144-51 NORTHERN BLVD
FLUSHING, NY 11354

FLUSHING SAVINGS BANK, FSB
401(k) SAVINGS PLAN
in RSI RETIREMENT TRUST

FINANCIAL STATEMENTS

As of December 31, 2002 and 2001 and
for the year ended December 31, 2002
and Supplemental Schedule

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN
in RSI RETIREMENT TRUST

Index

Page(s)
Report of Independent Auditors	2
Financial statements:
Statements of net assets available for plan benefits
as of December 31, 2002 and 2001	3
Statement of changes in net assets available for plan benefits
for the year ended December 31, 2002	4
Notes to financial statements	5-9
Supplemental schedule*:
Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
as of December 31, 2002	10

* Other schedules required by 29 CFR 2520.103-9 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN
in RSI RETIREMENT TRUST

Report of Independent Auditors

To the Directors' Examining Committee and
Benefits Committee of Flushing Financial Corporation

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of Flushing Savings Bank, FSB 401(k) Savings Plan in RSI Retirement Trust (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ PricewaterhouseCoopers LLP

October 8, 2003

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN
in RSI RETIREMENT TRUST

Statements of Net Assets Available for Plan Benefits

As of December 31, 2002 and 2001

	December 31,	December 31,
	2002	2001
Assets:
Investments at fair value (Note 3)	$4,962,614	$5,751,582
Participant loans	115,832	166,499

	5,078,446	5,918,081
Receivables:
Employer Contributions Receivable	4,953	--
Other Receivable	93	--

Total Receivables	5,046	--
Cash	15,975	--

Total assets	5,099,467	5,918,081

Liability:
Benefits payable	--	327

Net Assets Available
for Plan Benefits	$5,099,467	$5,917,754

The accompanying notes are an integral part of these financial statements.

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN
in RSI RETIREMENT TRUST

Statement of Changes in Net Assets Available for Plan Benefits

For the year ended December 31, 2002

Additions to net assets attributed to:
Investment income:
Dividends and interest	$61,679
Contributions:
Employer, net of forfeitures	157,843
Participants	381,882

Total contributions	539,725

Total additions	601,404

Deductions from net assets attributed to:
Net depreciation in fair value of investments	841,965
Benefits paid to participants	577,726

Total deductions	1,419,691

Net decrease	818,287
Net Assets Available for Plan Benefits - December 31, 2001	5,917,754

Net Assets Available for Plan Benefits - December 31, 2002	$5,099,467

The accompanying notes are an integral part of these financial statements.

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN
in RSI RETIREMENT TRUST

Notes to Financial Statements

1.       Description of Plan:
The following description of Flushing Savings Bank, FSB 401(k) Savings Plan in RSI Retirement Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

a.    General:
The Plan is a tax-deferred savings plan which began on September 1, 1987, and covers all salaried employees of Flushing Savings Bank, FSB (the "Bank") who have completed one year of service and are twenty-one years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

b. Contributions:
 Participant contributions can be no less than 2% nor greater than 10% of their base compensation for each plan year and cannot exceed $11,000 annually for the plan year ended December 31, 2002 adjusted as prescribed under the Internal Revenue Code. The Bank will match 50% of each participant's basic contributions up to a maximum of 3% of the participant's base compensation. Of the 50% match, one half of the match will be invested into the Flushing Financial Corporation Common Stock Fund. The remaining half of the match will be invested into corresponding participant directed investment accounts. Currently, contributions to the Plan are not subject to Federal, state, or local income taxes until withdrawn from the Plan. Participant forfeitures serve to reduce the contribution due from the Bank. Participant's may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

c. Participant accounts:
Each participant's account is credited with the participant's contributions and the Bank's matching contributions. The plan assets are segregated into eight investment accounts: Core Equity Fund, Emerging Growth Equity Fund, Value Equity Fund, Intermediate-Term Bond Fund, Actively Managed Bond Fund, Short-Term Investment Fund, Retirement System Group Common Stock and Flushing Financial Corporation Common Stock Fund. The assets of the Flushing Financial Corporation Common Stock Fund are held by HSBC Bank USA. The other plan assets are held by the RSI Retirement Trust.
Certain assets are not allocated to the above investment accounts. Those unallocated amounts represent contributions pending allocation to the designed investment accounts. In accordance with the provisions of the Plan, net assets are to be valued from time to time, but not less often than monthly, and the increase or decrease in such value since the last valuation date is allocated among the participants' accounts so as to preserve each participant's beneficial interest in the Plan.

d. Vesting:
Participants are immediately 100 percent vested in their salary deferral contributions plus earnings thereon. Vesting of employer contributions on behalf of each participant is based on continuous years of service. A participant is 100 percent vested after six years of credited service. At December 31, 2002, forfeited nonvested accounts totaled $124, which will be used to reduce future employer contributions.

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN
in RSI RETIREMENT TRUST

Notes to Financial Statements, continued

e. Investment options:
Upon enrollment in the Plan, a participant may direct employee contributions in one percent increments into the eight investment accounts. Thereafter, a participant may direct investment changes in their accounts not more than once per calendar quarter. However, participants are not permitted to redirect the Bank's matching contribution that is made to the Flushing Financial Corporation Common Stock Fund.

f. Payment of benefits:
Upon termination of service, a participant is entitled to receive a lump sum or, in certain circumstances, quarterly, semi-annual, or annual installments, equal to the value of his or her account to the extent such funds are vested.

g. Voting rights:
With respect to the Flushing Financial Corporation Common Stock Fund, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. With respect to shares of stock credited to participant accounts as to which the Trustee did not receive timely voting instructions and shares of stock not credited to participant's account, the Trustee shall vote all such shares of stock in the same proportion as were voted shares as to which participants provided timely instructions. The shares held in the Retirement System Group Common Stock Fund are voted at the discretion of the Plan Sponsor. For the other stock funds, the shares are voted at the discretion of the Plan Trustee.

h. Loans to participants:
Loans are made available to all participants on a uniform and nondiscriminatory basis. All loans must be adequately collateralized and amortized over a period not to exceed five years unless the loan is to purchase the principle residence of a participant, in which case, the term cannot exceed ten years. Loans must bear a reasonable rate of interest (currently prime rounded to the nearest one quarter of one percent). Loans are limited by the Internal Revenue Code Section 72(p) and may not exceed the lesser of (i) 50% of the net value of a participant's vested account balance or (ii) $50,000 reduced by the largest outstanding loan balance in the Plan during the preceding 12 months. At December 31, 2002, outstanding loans bore interest rates in the range of 4.75% to 9.5%.
2.       Summary of Significant Accounting Policies:
a. Basis of presentation
The accompanying financial statements have been prepared using the accrual method of accounting.

b. Investment Valuation and Income Recognition:
The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Loan receivable from participants are valued at cost, which approximates fair value.
Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN
in RSI RETIREMENT TRUST

Notes to Financial Statements, continued

The Plan presents interest and dividend income and net appreciation (depreciation) in the fair value of its investments in the statement of changes in net assets available for plan benefits. Net appreciation (depreciation) in the fair value of its funds and common stock consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Interest and dividends consist of interest payments received on interest bearing securities such as money market securities and dividends payments received from individual securities such as common and preferred stock. Dividend and interest income on investments held by the funds are reinvested by each fund.

c. Expenses:
The ordinary administrative expenses of the Plan, including compensation of the Trustee and other administrative expenses of the Trustee, are paid from the Plan unless paid by the Bank at its discretion. For the year ended December 31, 2002, the Bank elected to pay the expenses of the Plan.

d. Other:
Interest income on loans is recorded as earned on an accrual basis.

e. Payment of benefits:
Benefit payments to participants are recorded upon distribution.

f. Estimates:
The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the period, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

g. Risks and uncertainties:
The Plan invests in six RSI Retirement Trust Funds, one equity fund, which contains an HSBC Bank short-term investment fund, and one equity security. These investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities in which these funds may invest, and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.
Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN
in RSI RETIREMENT TRUST

Notes to Financial Statements, continued

3.        Investments
The following presents investments that represent five percent or more of the Plan's net assets.
	December 31,	December 31,
	2002	2001
Core Equity Fund, 13,936.627 and 14,182.822 shares, respectively	$871,039	$1,260,711
Emerging Growth Equity Fund, 5,924.838 and 5,898.374 shares, respectively	300,863	525,191
Value Equity Fund, 7,644.794 and 7,509.716 shares, respectively	523,439	633,895
Short Term Investment Fund, 25,653.011 and 14,816.939 shares,respectively	678,266	385,389
Actively Managed Bond Fund, 5,339.116 and 4,164.031 shares,respectively	263,699	189,172
Flushing Financial Corporation Common Stock, 129,721 and 144,065 shares, respectively	2,124,571 *	2,564,357 *

* Nonparticipant-directed
During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $841,965 as follows:

Flushing Financial Corporation Common Stock Fund	$(164,597)
Value Equity Fund	(120,532)
Short-term Investment Fund	7,702
Actively Managed Bond Fund	18,060
Intermediate-term Bond Fund	4,541
Retirement System Group Inc. Common Stock	(531)
Emerging Growth Equity Fund	(223,407)
Core Equity Fund	(363,201)

Net depreciation	$(841,965)

4.       Nonparticipant-Directed Investments
Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:
	December 31,	December 31,
	2002	2001
Flushing Financial Corporation Common Stock Fund	$2,202,334	$2,656,101

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN
in RSI RETIREMENT TRUST

Notes to Financial Statements, continued

Year Ended
December 31,
2002
Changes in Net Assets:
Contributions	$187,489
Dividends and interest	50,927
Net depreciation	(164,597)
Benefits paid to participants	(241,525)
Net transfers to/from participant-directed investments	(286,061)

$(453,767)

5.       Plan Termination:
Although it has not expressed any intent to do so, the Bank specifically reserves the right, at any time, to terminate the Plan or to amend, in whole or in part, any or all of the provisions of the Plan, subject to the provisions of ERISA and approval of the Directors. In the event of termination or partial termination of the Plan or upon complete discontinuance of contributions under the Plan, the accounts of each affected participant shall become 100% vested and fully distributable, in accordance with the Internal Revenue Code and all income tax regulations promulgated thereunder.
6.       Federal Tax Status:
The Internal Revenue Service has determined and informed the Company by a signed letter dated April 12, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has not been amended since receiving the determination letter.
7.       Related-Party Transactions
Plan investments are shares of mutual funds managed by RSI Retirement Trust, which is also the Trustee of the Plan.

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN
in RSI RETIREMENT TRUST

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes

As of December 31, 2002

Identity of issue,	Description of investment including
borrower, lessor	maturity date, rate of interest,		Current
or similar party	collateral, par, or maturity value	Cost*	value
RSI Retirement Trust	Core Equity	$718,818	$871,039
RSI Retirement Trust	Emerging Growth Equity	459,592	300,863
RSI Retirement Trust	Value Equity	576,312	523,439
RSI Retirement Trust	Short-Term Investment	670,390	678,266
RSI Retirement Trust	Actively Managed Bond	241,504	263,699
RSI Retirement Trust	Intermediate-Term Bond	114,991	121,150
Retirement System Group Inc.	Retirement System Group Stock	2,347	1,824
Flushing Financial Corp.	Common Stock**	1,080,165	2,124,571
HSBC Bank USA	Common Collective Trust**	77,763	77,763
Participant Loans	Loans to participants***	115,832	115,832

Total		$4,057,714	$5,078,446

    * Represents the Plan's percentage of each fund's historical cost.
  ** Flushing Financial Corporation Common Stock Fund consists of Flushing Financial Corporation Common Stock and
       HSBC Bank USA Common Collective Trust.
*** Loans bear a rate of interest of prime rounded to the nearest one quarter of one percent.
       Interest rate range of 4.25% to 9.5% for all outstanding loans to participants as of December 31, 2002.

      All of the funds shown above are managed by RSI Retirement Trust and the common stock represents ownership in Retirement System Group Inc. and Flushing Financial Corporation.

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN
in RSI RETIREMENT TRUST

SIGNATURE

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees for the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Date: October 24, 2003

Flushing Savings Bank, FSB 401(k) Savings Plan In RSI Retirement Trust,

By:	/s/ Anna M. Piacentini

Anna M. Piacentini
Plan Administrator

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN
in RSI RETIREMENT TRUST

INDEX TO EXHIBITS

Exhibit
23	Consent of Independent Accountants